

Mailstop 3233

May 17, 2016

Via E-mail
Mr. Edward J. Fitzpatrick
Chief Financial Officer
Genpact Limited
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

> **Re: Genpact Limited**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-33626**

Dear Mr. Fitzpatrick:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Net Revenues, page 49

1. We note your disclosure elsewhere in the filing that your constant currency measures are non-GAAP financial measures. In future filings, please comply with the reconciliation requirements of Regulation G and Item 10(e) by presenting the historical amounts and the amounts in constant currency and describing the process for calculating the constant currency amounts and the basis of presentation. This reconciliation should also be

included in any Item 2.02 Form 8-K filings to the extent constant currency measures are presented.

Form 8-K dated February 4, 2016

Item 2.02 – Results of Operations and Financial Condition

2.   We note you provided forecasts and forecast ranges for certain non-GAAP financial measures. In future Item 2.02 Form 8-K's, please provide the reconciliations required by Item 10(e)(1)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or me at 202-551-3693 with any questions.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Accountant
Office of Real Estate and
Commodities